Exhibit 99.1

UMC will attend investor conferences on 2008/09/18

1.Date of the investor/press conference: 2008/09/18

2.Location of the investor/press conference: Grand Hyatt Hotel

3.Financial and business related information: The Company will attend the “Asia Technology Conference” held by Credit Suisse on 2008/9/18 in Grand Hyatt Hotel.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.2

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2008/09/18

2.Number of shares repurchased this time: 38,182,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$372,473,241

5.Average repurchase price per share this time: NTD$9.76

6.Cumulative number of own shares held during the repurchase period: 167,659,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.27%

8.Any other matters that need to be specified: None

Exhibit 99.3

To clarify reports on Apple Daily News on September 23, 2008

1.Name of the reporting media: Apple Daily

2.Date of the report: 2008/09/23

3.Content of the report: UMC plans to lay off 1,300 employees due to a slow economy

4.Summary of the information provided by investors: None

5.Company’s explanation of the reportage or provided information: To respond to the news reported by Apple Daily on September 23, 2008 about rumors that UMC plans to lay off 1,300 employees due to a slow economy, UMC would like to announce the following:

(1) Contrary to the rumors, UMC has no plans to reduce any set number or percentage of its headcount. UMC’s workforce is determined by the needs of the company’s development as well as employee performance. To address the current economic situation, UMC plans to be more conservative when recruiting new employees. However, UMC will continue to hire for positions that contribute to the company’s long-term competitiveness, such as R&D engineers.

(2) UMC will not shut down any fabs. During this temporary slowdown in market demand, UMC will continue to implement cost-saving measures; however there are absolutely no plans to close any of UMC’s fabs.

(3) With good operating cash flow, sufficient cash and low debt, UMC is well-positioned through this economic slowdown and expects to be well prepared for the next economic recovery.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.4

To announce the registration of capital reduction due to the retirement of certain treasury stocks

1.Date of the Competent Authority’s approval of the capital reduction: 2005/09/28

2.Date of completion of capital amendment registration: 2008/09/23

3.Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital is NT$138,920,702,660; the shares outstanding are 13,090,761,963 shares; book value per share is NT$16.20

(2) After the capital reduction: The paid-in capital is NT$135,434,870,510; the shares outstanding are 13,090,761,963 shares; book value per share is NT$16.20

4.Share conversion operations plan: None

5.Any other matters that need to be specified: The Company received the SPA authorization letter on September 23, 2008.

Exhibit 99.5

The Company’s impairment of assets by applying ROC SFAS No. 34

1.Date of occurrence of the event: 2008/09/30

2.Company name: United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: none

6.Countermeasures: none

7.Any other matters that need to be specified:

(1) The global financial crisis has weakened Taiwan’s security markets along with overall semiconductor industry demand. As a result, for the last six months, a portion of financial asset holdings of the company has had a monthly average closing price below the original cost of purchase. Following the impairment test pursuant to ROC SFAS No. 34, the company has decided to use Sept. 30th as the evaluation date to recognize an other-than-temporary impairment loss on the difference in amounts between the market price and the original cost of purchase on such assets, totalling approximately NTD3.22 billion. Within this figure includes an NTD2.66 billion loss from holdings of SiS, NTD236 million loss from holdings of KYEC, and NTD200 million loss from holdings of SpringSoft.

(2) This is a non-cash impairment loss, and does not have any impact on the working-capital and cash flow of the company.

(3) All figures are unaudited, and have not yet been reviewed by an independent accountant.

Exhibit 99.6

To announce accumulative shares repurchased exceeding NTD$300 million in value

1.Date the cumulative number of shares repurchased in the current repurchase accounted for 2 percent or more of the shares issued by the company or the cumulative value of shares repurchased amounted to NT$300 million or more: 2008/10/02

2.Number of shares repurchased this time: 32,341,000 shares

3.Type of shares repurchased this time: Common share

4.Total monetary amount of shares repurchased this time: NTD$342,119,959

5.Average repurchase price per share this time: NTD$10.58

6.Cumulative number of own shares held during the repurchase period: 200,000,000 shares

7.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 1.51%

8.Any other matters that need to be specified: None

Exhibit 99.7

The completion of share buy-back program

1.Originally determined ceiling on total monetary amount of the share repurchase: NTD$79,464,644,000

2.Original scheduled period for the repurchase: 2008/08/28~2008/10/27

3.Originally determined number of shares to be repurchased: A maximum of 200,000,000 shares

4.Originally determined type of shares to be repurchased: Common shares

5.Originally determined repurchase price range: NTD$9.31 to NTD$21.05 per share.

6.Date of expiry of the repurchase period or completion of the repurchase: 2008/10/02

7.Number of shares repurchased: 200,000,000 shares

8.Type of shares repurchased: Common shares

9.Total monetary amount of shares repurchased: NTD$2,278,456,001

10.Average repurchase price per share: NTD$11.39

11.Cumulative number of own shares held: 555,715,736 shares

12.Ratio of cumulative number of own shares held during the repurchase period to the total number of the Company’s issued shares: 4.21%

13.Reason for non-completion of the share repurchase at expiry of the repurchase period: Not applicable

14.Any other matters that need to be specified: None.

Exhibit 99.8

UMC will attend investor conferences on 2008/10/08

1.Date of the investor/press conference: 2008/10/08

2.Location of the investor/press conference: Far Eastern Plaza Hotel

3.Financial and business related information: The Company will attend the “Citi and TSE Taiwan Investor Conference 2008” held by Citigroup on 2008/10/08 in Far Eastern Plaza Hotel.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.9

United Microelectronics Corporation
October 8, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of September 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
September	Invoice amount	5,799,889	7,990,225	(2,190,336)	(27.41)
2008	Invoice amount	58,925,819	67,605,609	(8,679,790)	(12.84)
September	Net sales	8,051,904	10,542,277	(2,490,373)	(23.62)
2008	Net sales	73,989,098	79,150,478	(5,161,380)	(6.52)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	27,086,974
UMC’s subsidiaries	0	0	106,091

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	54,173,948
UMC’s subsidiaries	0	0	3,374,068
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	9,584,190	7,500,000
Net Profit from Fair Value	(142,592)	(15,481)
Written-off Trading Contracts	68,660,941	7,500,000
Realized profit (loss)	92,096	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.10

United Microelectronics Corporation
For the month of September, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of September, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	August 31, 2008	September 30, 2008	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	August 31, 2008	September 30, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	September	2008
Fixed assets	56,457	461,227
Semiconductor Manufacturing Equipment	312,063	5,274,155

4)	The disposition of assets (NT$ Thousand)

Description of assets	September	2008
Fixed assets	0	0
Semiconductor Manufacturing Equipment	55,944	97,453